Mail Stop 4561
Via Fax (503) 615-1115

November 6, 2009

Brian Bronson
Chief Financial Officer
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

      Re: **RadiSys Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 6, 2009
               Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
               File No. 000-26844

Dear Mr. Bronson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief